Exhibit 99.4

IAMGOLD Corporation

Reconciliation to Generally Accepted

Accounting Principles in the United States

Years Ended December 31, 2009, 2008 and 2007

IAMGOLD Corporation (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Consolidated Statements of Earnings:

(in 000’s except per share amounts)	2009	2008	2007
	$	$	$
Net earnings from continuing operations reported under Canadian GAAP	114,123	(9,916)	(42,060)
Non-controlling interest (Note 9(iv))	8,784	3,120	1,764
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (Note 1(a))	(60,705)	(40,954)	(51,948)
Sadiola equity earnings under U.S. GAAP (Note 1 (a))	36,115	30,298	21,851
Yatela equity earnings under U.S. GAAP (Note 1 (a))	33,654	9,956	24,364
Reduction of Tarkwa and Damang equity earnings under U.S. GAAP (Note 1(a))	(5,481)	(5,859)	(7,832)
Exploration expensed (Note 1(b),9(ix))	(96,190)	(41,329)	(22,190)
Reduction of impairment charge (Note 1(b))	1,391	13,102	—
Transaction costs (Note 2)	(5,369)	—	—
Gain on previously held equity interest in Orezone (Note 2)	28,882	—	—
Warrants (Note 1(e))	(407)	13,872	13,232
Other	256	335	(664)
Income taxes on the above items	20,283	7,366	6,266

Net income, U.S. GAAP	75,336	(20,009)	(57,217)
Net income attributable to non-controlling interests in Subsidiaries	(8,784)	(3,120)	(1,764)

Net income attributable to equity holders of IAMGOLD	66,552	(23,129)	(58,981)

Basic and diluted net earnings per share attributable to equity holders of IAMGOLD	0.19	(0.08)	(0.20)

Consolidated Statements of Comprehensive Income:

(in 000’s)	2009	2008	2007
	$	$	$
Net income, U.S. GAAP	66,552	(23,129)	(58,981)
Other comprehensive income (loss), net of tax:

Cumulative translation adjustment (Note 1(b),(f))	89,291	(73,402)	28,895
Change in unrealized gains (losses) on available-for-sale financial assets, net of tax	18,882	(5,246)	(3,544)
Reversal of unrealized loss following the impairment of available-for-sale financial assets, net of tax	1,970	405	1,444

Comprehensive income, U.S. GAAP, net of tax	176,695	(101,372)	(32,186)
Less: Comprehensive income attributable to non-controlling Interest	(8,784)	(3,120)	(1,764)

Comprehensive income attributable to equity holders of IAMGOLD	167,911	(104,492)	(33,950)

Consolidated Statements of Shareholders’ Equity:

The cumulative effect of the U.S. GAAP differences discussed below on the Company’s consolidated shareholders’ equity is as follows:

(in 000’s)	2009	2008	2007
	$	$	$
Shareholders’ equity based on Canadian GAAP	2,416,661	1,655,666	1,751,316
Impact on shareholders’ equity of U.S. GAAP adjustments:
Reclassification of non-controlling interests in subsidiaries associated with the adoption of ASC 810-10 (Note 9(iv))	23,112	14,386	8,579
Accounting for equity investments under U.S. GAAP (Note 1(a))	(4,688)	(13,752)	(13,052)
Tarkwa and Damang stripping costs (Note 1(a))	(25,384)	(19,903)	(14,044)
Accumulated exploration expensed (Note 1(b))	(163,558)	(54,923)	(33,795)
Accumulated amortization of royalty interests (Note 1(d))	(1,903)	(1,958)	(2,058)
Purchase allocation adjustments to exploration and development on Orezone acquisition (Note 2)	5,853	—	—
Purchase allocation adjustments to future income and mining tax liability on Orezone acquisition (Note 2)	(1,171)	—	—
Goodwill on Orezone acquisition (Note 2)	46,587	—	—
Goodwill adjustment on change in ownership interest in La Arena (Note 9 (ix))	906	—	—
Flow through shares (Note 1(f))	(1,111)	1,051	—
Warrants (Note 1(e))	(555)	—	(13,872)
Other	715	48	253
Income taxes on the above	35,936	15,653	8,291

Shareholders’ equity based on U.S. GAAP	2,331,400	1,596,268	1,691,618

Consolidated Statements of Cash Flows:

Cash flows from operating activities, financing activities and investing activities would be presented as follows on a US GAAP basis:

(in 000s)	2009	2008	2007
	$	$	$
Operating activities	79,277	184,406	67,502
Investing activities	(303,061)	(229,134)	(50,799)
Financing Activities	245,035	41,880	(41,380)
Impact of foreign exchange on cash balances	27,434	(2,867)	(2,018)
Cash from discontinued operations	—	—	28,451

Net increase (decrease) in cash and cash equivalents under US GAAP	48,685	(5,715)	1,756
Cash and cash equivalents, beginning of period under US GAAP	89,978	95,693	93,937

Cash and cash equivalents, end of period under US GAAP	138,663	89,978	95,693

Consolidated Balance Sheet:

The Company’s balance sheets prepared under U.S. GAAP are presented below:

As at December 31, 2009 (in 000’s)	Cdn GAAP	Equity Adjustments Note 1(a)	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS

Current Assets:
Cash and cash equivalents	191,374	(52,711)	—	138,663
Gold bullion	40,408	—	—	40,408
Receivables and other current assets	83,082	(14,722)	—	68,360
Inventories	162,033	(44,899)	—	117,134

	476,897	(112,332)	—	364,565

Other long-term assets	136,122	(44,425)	—	91,697
Equity investments (Note 1(a))	173,278	106,156	—	279,434
Royalty interests (Note 1(d))	28,688	—	(1,903)	26,785
Mining assets	1,053,348	(27,252)	—	1,026,096
Exploration and development (Note 1(b), Note 2)	786,079	—	(157,705)	628,374
Goodwill (Note 2)	334,004	—	48,114	382,118
Other intangible assets	8,373	—	—	8,373

	2,996,789	(77,853)	(111,494)	2,807,442

Current liabilities:
Accounts payable and accrued liabilities (Note 1(f))	175,320	(28,724)	872	147,468
Dividends payable	24,507	—	—	24,507
Current portion of long-term liabilities	12,257	(2,187)	—	10,070
Deferred revenues	—	—	1,455	1,455

	212,084	(30,911)	2,327	183,500

Long-term liabilities:
Future income and mining tax liability (Notes 1(b),(d),(f), Note 2)	237,379	3,442	(35,981)	204,840
Asset retirement obligations	97,337	(20,406)	—	76,931
Warrants (Note 1(e))	—	—	555	555
Other long-term liabilities	10,216	—	—	10,216

	557,016	(47,875)	(33,099)	476,042

Non-controlling interest (Note 4(iv))	23,112	—	(23,112)	—

Shareholders’ equity:
Common shares (Note 1(c),(f))	2,203,269	—	7,801	2,211,070
Contributed surplus (Note 1(c),(e))	36,693	—	(22,717)	13,976
Warrants (Note 1(e))	148	—	(148)	—
Retained earnings (Notes 1(a),(b),(d),(e),(f), Note 2)	113,887	(29,978)	(83,280)	629
Accumulated other comprehensive income (Note 1(b),(f))	62,664	—	(7,533)	55,131

Total IAMGOLD shareholders’ equity	2,416,661	(29,978)	(105,877)	2,280,806
Non-controlling interests in subsidiaries (Note 2, 9(iv))	—	—	50,594	50,594

Total equity	2,416,661	(29,978)	(55,283)	2,331,400

	2,996,789	(77,853)	(111,494)	2,807,442

As at December 31, 2008 (in 000’s)	Cdn GAAP	Equity Adjustments (Note 1(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	117,989	(28,011)	—	89,978
Gold bullion	70,191	—	—	70,191
Receivables and other current assets	64,163	(18,194)	—	45,969
Inventories	92,801	(21,006)	—	71,795

	345,144	(67,211)	—	277,933

Other long-term assets	105,235	(60,609)	—	44,626
Equity investments (Note 1(a))	153,171	83,760	—	236,931
Royalty interests (Note 1(d))	30,801	—	(1,958)	28,843
Mining assets	1,004,913	(51,049)	—	953,864
Exploration and development (Note 1(b))	158,331	—	(54,923)	103,408
Goodwill	342,046	—	—	342,046
Other intangible assets	12,045	—	—	12,045

	2,151,686	(95,109)	(56,881)	1,999,696

Current liabilities:
Accounts payable and accrued liabilities (Note 1(f))	146,668	(41,584)	(2,394)	102,690
Dividends payable	17,740	—	—	17,740
Credit facility	50,000	—	—	50,000
Current portion of long-term liabilities	25,291	(1,769)	—	23,522
Deferred revenues	—	—	2,346	2,346

	239,699	(43,353)	(48)	196,298

Long-term liabilities:
Long-term debt	5,467	—	—	5,467
Future income and mining tax liability (Notes 1(b),(d),(f))	159,739	21	(16,704)	143,056
Asset retirement obligations	70,490	(18,122)	—	52,368
Other long-term liabilities	6,239	—	—	6,239

	481,634	(61,454)	(16,752)	403,428

Non-controlling interest (Note 4(iv))	14,386	—	(14,386)	—

Shareholders’ equity:
Common shares (Note 1(c),(f))	1,655,755	—	10,046	1,665,801
Contributed surplus (Note 1(c),(e))	39,242	—	(24,358)	14,884
Retained earnings (Notes 1(a),(b),(d),(e),(f))	21,897	(33,655)	(32,032)	(43,790)
Accumulated other comprehensive income (loss) (Note 1(b),(f))	(61,228)	—	6,215	(55,013)

Total IAMGOLD shareholders’ equity	1,655,666	(33,655)	(40,129)	1,581,882
Non-controlling interests in subsidiaries (Note 9(iv))	—		14,386	14,386

Total equity	1,655,666	(33,655)	(25,743)	1,596,268

	2,151,686	(95,109)	(56,881)	1,999,696

Notes to U.S. GAAP Reconciliation:

(Amounts in notes are in US dollars, and tabular amounts are in thousands of US dollars, except where otherwise indicated)

1.	Notes to the U.S. GAAP reconciliation:

a)	Equity Method Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of the above investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Exploration and development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Commissioning Costs:

U.S. GAAP requires commissioning costs to be expensed as incurred. Canadian GAAP allows commissioning costs to be capitalized until commercial production is established.

(iii)	Deferred stripping costs:

Under Canadian GAAP, the Company capitalized stripping costs incurred during the period relating to betterments at Yatela, Tarkwa and Damang. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs as a variable production cost in accordance with ASC Subtopic 930-330 (formerly Emerging Issues Task Force Issue No. 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry), and ASC Topic 330 (formerly SFAS No. 151, Inventories).

(iv)	Future income taxes:

Tax adjustments related to the above items.

b)	Exploration Expensed:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

Also associated with exploration expense adjustment described above would be the impact on the cumulative translation adjustment pertaining to exploration costs undertaken by the Company’s self-sustaining foreign denominated operations.

In fiscal 2009, the Company recognized an impairment charge of $98,069,000 under Canadian GAAP associated with capitalized exploration, development and goodwill balances for a number of its exploration properties. Under U.S. GAAP, a proportion of these costs have been expensed in prior periods as exploration costs and an adjustment was required to reduce the impairment charge recorded under Canadian GAAP accordingly.

c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted ASC Topic 718 (formerly SFAS 123(R), Share-Based Payments), to account for share based payments to employees, directors and consultants. The cumulative balance sheet impact of the Company’s initial adoption of ASC Topic 718 (formerly SFAS 123) as it relates to stock options granted in years prior to adoption and APB 25 as it relates to stock appreciation rights granted prior to 2002 have been reflected in the U.S. GAAP balance sheets. There was no financial statement impact in 2009.

d)	Royalty Interests:

Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property’s reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves.

e)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

f)	Flow through shares:

On March 5, 2008, the Company issued 928,962 flow-through common shares for the Westwood project totaling C$8,500,000 which were spent in fiscal 2008. In June 2009, an additional 1,379,310 flow-through common shares for the Westwood project were issued for gross proceeds of C$20,000,000. In March 2010, the Company issued additional flow-through shares at C$20 per share with gross proceeds of C$31,500,000 to fund prescribed resource expenditures on the Westwood Project.

Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares. Under U.S. GAAP, these exploration expenditures were recorded as an expense [Note 1(b)] which results in the accounting and tax basis of these expenditures being equal and no temporary taxable difference being required.

Under U.S. GAAP ASC 740 (formerly SFAS 109, Accounting for Income Taxes), the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference.

The liability initially recorded under U.S. GAAP for the March 2008 share issuance was reversed into earnings when the Company renounced its tax benefits in December 2008. A liability associated with the June 2009 flow-through share issuance has been recognized in the U.S. GAAP balance sheet as at December 31, 2009 as the tax benefits associated with these flow-through shares have not yet been renounced.

2.	Acquisition of Orezone Resources Inc.

On February 25, 2009, the Company acquired all of the outstanding common shares of Orezone Resources Inc. (“Orezone”). Under Canadian GAAP, this transaction did not meet the definition of a business combination and was recorded as an acquisition of an asset.

The Company has adopted ASC Topic 805 (formerly SFAS 141(R) “Business Combinations”) and ASC Subtopic 810-10 (formerly SFAS 160 “Non-controlling Interests in Consolidated Financial

Statements”) prospectively for all business combinations for which the acquisition date is on or after January 1, 2009. Accordingly, the Company has applied ASC 805 and ASC Subtopic 810-10 to the Orezone transaction.

From the perspective of a market participant, the inputs and processes acquired under the transaction are capable of being conducted and managed to produce outputs. Accordingly, although the Essakane project has not commenced planned principal operations and is in the development stage, this transaction would be accounted for as a business combination under ASC 805.

Total consideration for the business combination under ASC 805 would be equivalent to Canadian GAAP except in two areas. Firstly, ASC 805 requires that IAMGOLD’s previously owned 16.6% equity interest in Orezone be revalued to its acquisition-date fair value and the resulting gain be recognized in the statement of earnings. Under Canadian GAAP, there is no such revaluation requirement and the carrying value of the Orezone private placement of $12,513,000 was included as part of consideration paid for the asset. Under U.S. GAAP, the acquisition-date fair value of the Orezone private placement of $41,395,000 is included as part of consideration and the resulting $28,882,000 gain was recognized in the statement of earnings for the period.

Secondly, ASC 805 requires that acquisition-related transaction costs be expensed as incurred. Under Canadian GAAP, such transaction costs were included as part of the total consideration paid for the asset. Total transaction costs incurred in connection with the transaction of $5,369,000 have been expensed in the period.

ASC 805 also requires non-controlling interest to be measured at its acquisition-date fair value as opposed to its carrying value. This resulted in the recognition of additional non-controlling interest of $27,756,000 associated with the acquisition based on the purchase equation.

The purchase price was allocated to the assets acquired and liabilities assumed based on their fair value at the acquisition date. Goodwill is recognized as the excess of the aggregate of the consideration transferred, the fair value of any noncontrolling interest in Orezone and the acquisition date fair value of the previously owned equity interest over the net of the acquisition date-fair values of the identifiable assets acquired and liabilities assumed.

The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the acquisition date.

Preliminary Fair Value at February 25, 2009:

Assets acquired and liabilities assumed	$
Current assets	2,414
Other long-term assets	18
Exploration and development	345,093
Goodwill	46,587
Current liabilities	(15,013)
Debt	(40,000)
Convertible debenture	(8,276)
Future income and mining tax liability	(41,449)
Non-controlling interest	(27,756)

261,618

Consideration Paid
Issuance of shares	220,735
Initial private placement investment	41,395
Additional subscription	3,975
Options issued	684
Warrants	148
Less: Cash and cash equivalents acquired	(5,319)

261,618

The total amount of goodwill arising from the transaction that is expected to be deductible for tax purposes is Nil.

Pro forma consolidated income statement information for the year ended December 31, 2009 have not been presented as all costs associated with the Essakane project would be capitalized as part of development costs.

3.	Equity method investments:

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

(in 000’s)	2009	2008	2007
	$	$	$
Equity method investments, beginning of year	236,931	203,643	188,969
Equity investments acquired in the year	7,106	16,420	—
Reclassification of prior year equity investment	(16,420)	—	—
Net earnings	100,817	58,668	63,774
Distributions received	(49,000)	(41,800)	(49,100)

Equity method investments, end of year	279,434	236,931	203,643

Condensed balance sheet information for the Company’s equity method investments is summarized below:

	2009
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
Current assets	$260,407	$77,709	$144,373	$119,875
Long-term assets, net	663,090	59,995	157,115	13,098

	923,497	137,704	301,488	132,973

Current liabilities	77,275	19,434	33,378	43,065
Long-term obligations and other	167,497	14,487	24,951	10,528
Equity	678,725	103,783	243,159	79,380

	923,497	137,704	301,488	132,973

	2008
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
Current assets	$140,370	$49,423	$111,629	$57,765
Long-term assets, net	650,534	51,106	194,647	45,110

	790,904	100,529	306,276	102,875

Current liabilities	113,026	24,741	91,989	20,770
Long-term obligations and other	125,127	10,312	15,674	11,860
Equity	552,751	65,476	198,613	70,245

	790,904	100,529	306,276	102,875

Condensed income statement information for the Company’s equity method investments is summarized below:

	2009
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
Revenue	$648,608	$195,286	$342,200	$219,098
Expenses	522,640	156,979	247,161	134,963

Net earnings	125,968	38,307	95,039	84,135

	2008
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
Revenue	$550,302	$172,196	$396,208	$144,448
Expenses	468,074	156,471	316,474	119,558

Net earnings	82,228	15,725	79,734	24,890

	2007
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
Revenue	$456,608	$124,931	$267,911	$208,845
Expenses	362,508	126,127	210,408	147,935

Net earnings	94,100	(1,196)	57,503	60,910

4.	Stock-based compensation:

A summary of the status of the Company’s non-vested share options as of December 31, 2009 and the changes during the year ended December 31, 2009, is presented below:

	Awards	Weighted Average Grant-Date Fair- value
Non-vested as of January 1, 2009	3,659,121	2.56
Granted	2,064,456	6.10
Vested	(219,041)	3.16
Forfeited	(1,708,161)	4.62

Non-vested, December 31, 2009	3,796,375	3.53

The total intrinsic value of options exercised during 2009 was $14,902,000 (2008 - $1,325,000, 2007 -$4,972,000). The total fair value of options that vested during 2009 was $4,170,000 (2008 - $2,437,000, 2007 - $2,247,000).

The aggregate intrinsic value of options outstanding as of December 31, 2009 was $34,868,000 (2008 - $Nil, 2007 - $Nil) while the aggregate intrinsic value of the options that are currently exercisable was $9,575,000 (2008 - $Nil, 2007 - $1,660,000).

As at December 31, 2009, there was $6,323,000 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.68 years.

5.	Income taxes:

The Company’s future tax liability for each tax jurisdiction was as follows:

(in 000’s)	2009	2008
	$	$
Suriname	98,489	95,336
Canada	27,739	27,128
Tanzania	417	218
France	28,252	16,094
Peru	3,697	4,280
Burkina Faso	45,908	—
Barbados	338	—

	204,840	143,056

6.	Income tax uncertainty:

Income tax liabilities as of December 31, 2009 included a total of $6,568,000 for unrecognized income tax benefits, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000’s)	$
Balance at January 1, 2009	3,065
Additions based on tax positions related to the current year	3,253
Additions related to tax positions of prior years	536
Reductions related to tax positions of prior years	—
Settlements of tax positions	(286)

Balance as at December 31, 2009	6,568

The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company recognizes interest and penalty expense related to unrecognized tax benefits in Corporate administration in the consolidated statement of earnings. Interest and penalties of $377,000 were recorded in the year ended December 31, 2009. As at December 31, 2009, the Company has accrued interest and penalties $377,000 with respect to its unrecognized tax benefits recorded on its consolidated balance sheet.

In some cases, the Company’s tax positions are related to years that remain subject to examination by tax authorities. The following table outlines the open years, by tax jurisdiction, as at December 31, 2009:

Jurisdiction	Open Years:
Canada	2005 to present
France	2006 to present
Suriname	2007 to present
Mali	2007 to present

7.	Other intangible assets:

The weighted average amortization period for the Company’s favorable supplier contracts is approximately 12 years. The estimated amortization expense for the Company’s other intangible assets for each of the next five years and thereafter is as follows:

(in 000’s)	Amortization of other intangible assets
$
2010	3,344
2011	538
2012	642
2013	642
2014	642

Thereafter	2,565

8,373

8.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities on the Company’s consolidated balance sheet consist of the following:

(in 000’s)	2009	2008
	$	$
Trade payables	52,772	35,242
Accrued liabilities	70,224	43,992
Taxes payable	24,472	23,456

	147,468	102,690

9.	United States accounting pronouncements adopted effective January 1, 2009:

(i)	Financial Instruments:

In the second quarter of 2009, the Company adopted the provisions of ASC paragraph 820-10-65-4 (formerly FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”) and ASC paragraph 320-10-65-1 (formerly FSP FAS 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments”). The adoption of these standards did not have a material impact on the Company.

(ii)	Subsequent events:

The Company adopted the provisions of ASC Section 855-10-25 (formerly SFAS No. 165 “Subsequent Events”) effective for the quarter ended June 30, 2009. The adoption did not have a material impact on the Company.

(iii)	Fair Value Measurements:

Effective January 1, 2009, the Company adopted ASC Subtopic 820-20 (formerly FSP FAS157-2 “Effective Date of FASB Statement No. 157”), which delayed the effective date of ASC 820 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal 2009. The adoption of this standard did not have a material impact on the Company.

(iv)	Business Combinations & Non-controlling interests:

The Company adopted prospectively the provisions outlined in ASC 805 “Business Combinations” and ASC Subtopic 810-10 “Non-controlling Interests in Consolidated Financial Statements” for all business combinations with an acquisition date on or after January 1, 2009. Accordingly, these two new statements were required to be applied to the accounting for the Company’s acquisition of Orezone Resources Inc. on February 25, 2009 [Note 2].

In addition, ASC Subtopic 810-10 required the following provisions to be adopted retrospectively: (i) the reclassification of non-controlling interests to equity in the consolidated balance sheets and (ii) the adjustment to consolidated net income to include net income attributable to both the controlling and non-controlling interests. These changes to the presentation of previously reported line items of non-controlling interests have been disclosed in this Canadian-U.S. GAAP reconciliation.

(v)	Disclosures about derivative instruments and hedging activities:

Effective January 1, 2009, the Company prospectively adopted the provisions of ASC Subtopic 815-10 (formerly SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133”). There were no additional disclosures required upon adoption of ASC Subtopic 815-10 that were not already incorporated into the Company’s Canadian GAAP financial statement disclosures for the year ended December 31, 2009. The adoption of ASC Subtopic 815-10 did not affect the Company’s accounting for derivative financial instruments.

(vi)	Determination of the useful life of intangible assets:

Effective January 1, 2009, the Company prospectively adopted ASC Subtopic 350-30 (formerly FSP 142-3, “Determination of the Useful Life of Intangible Assets”), which did not have an impact on the consolidated financial statements.

(vii)	Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock:

Effective January 1, 2009, the Company adopted ASC Subtopic 815-40 (formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”), which did not have an impact on its consolidated financial statements.

(viii)	Accounting for convertible debt instruments that may be settled in cash upon conversion:

Effective January 1, 2009, the Company applied, on a retrospective basis, the provisions outlined in ASC Subtopic 470-20 (formerly FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Settlement)”). The adoption of this FSP did not have an impact on the Company’s financial reporting.

(ix)	Non-controlling interests in consolidated financial statements:

Effective January 1, 2009, the Company adopted ASC Subtopic 810-10 (formerly SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — an amendment of ARB No. 51). ASC Subtopic 810-10 requires an entity to clearly identify and present ownership interests in subsidiaries held by parties other than the entity in the consolidated financial statements within the equity section but separate from the entity's equity. It also requires the amount of consolidated net income attributable to the parent and to the non-controlling interest be clearly identified and presented on the face of the consolidated statement of income; changes in ownership interest be accounted for similarly, as equity transactions; and when a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary and the gain or loss on the deconsolidation of the subsidiary be measured at fair value. The presentation and disclosure requirements of ASC Subtopic 810-10 were applied retrospectively. The adoption of ASC Subtopic 810-10 had no impact on the consolidated financial statements other than the change in presentation of previously reported line items of non-controlling interests and the transaction described below.

In June 2009, an option and earn-in agreement (‘the agreement”) was entered into with Rio Alto (“Rio). With respect to the first part of the agreement, Rio has the option to acquire 100% of the issued and outstanding common shares of La Arena S.A. (“La Arena”) and 100% of the loans and advances owed by La Arena to the Company. The option is for a period of two years, ending June 15, 2011, and is extendable for 18 months through payment of additional fees. Rio can partially exercise the option and purchase shares currently held by the Company during the option term payable in increments of no less than $5,000,000. With respect to the second part of the agreement, Rio has the right to be issued from treasury that number of common shares of La Arena equal to up to a maximum of 38.7% of the number of common shares of La Arena outstanding by incurring expenditures of up to $30,000,000 on the La Arena project. At any time, Rio may provide direction to La Arena to convert any amount of expenditures into the appropriate number of common shares of La Arena.

In 2009, Rio incurred $3,674,000 in expenditures on the La Arena project under the earn-in right. This represents 7.22% of shares issued. As per the agreement, Rio was granted common shares in La Arena equal to its portion of the expenditures. Under Canadian GAAP, the transaction resulted in adjustments to non-controlling interest, goodwill and earnings. Under ASC Subtopic 810-10, this transaction results in dilution of the ownership interest of the Company in La Arena and is required to be accounted for as an equity transaction. Furthermore, exploration expenditures at La Arena would be expensed instead of being capitalized since La Arena does not meet the requirements of capitalization under US GAAP. The corresponding adjustment would be an increase to exploration expense and decrease to capitalized development expenditures of $3,674,000, a decrease to non-controlling interest of $274,000, an increase to goodwill of $907,000, a decrease to net earnings of $461,000 and an increase to contributed surplus of $1,642,000, net of taxes.

10.	Recently issued accounting pronouncements:

g)	Variable Interest Entities:

In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (“SFAS 167”) (subsequently codified in ASC Topic 810). SFAS 167 is intended to address: the effects on certain provisions of ASC Subtopic 810-10 (formerly FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”), as a result of the elimination of the qualifying special-purpose entity concept in SFAS 166; and concerns about the application of certain key provisions of ASC Subtopic 810-10, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. SFAS 167 will be effective at the start of a company’s first fiscal year beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 167 will have on its consolidated financial statements.

h)	Accounting for Transfers of Financial Assets:

In June 2009, the FASB issued SFAS No. 166, “Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140” (“SFAS 166”) (subsequently codified in ASC Topic 860). SFAS 166 amends ASC Topic 860 (formerly SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”), by: eliminating the concept of a qualifying special purpose entity; clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale; amending and clarifying the unit of accounting for sale accounting; and requiring that a transferor initially measure at fair value and recognize all assets obtained and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. SFAS 166 will be effective at the start of a company’s first fiscal years beginning after November 15, 2009, or January 1, 2010 for companies reporting earnings on a calendar year basis. The Company is currently evaluating the impact, if any, that the adoption of SFAS 166 will have on its consolidated financial statements.